November 15, 2005

Mail Stop 3561

Mr. Lattimore M. Michael, Chairman and Chief Executive Officer
Backyard Burgers, Inc.
1657 N. Shelby Oaks Drive, Suite 105
Memphis, Tennessee 38134-7401

Re:	Backyard Burgers, Inc. (the "Company")
	Form 10-K for the year ended January 1, 2005
      File No. 001-12104

Dear Mr. Michael:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Results of Operations - page F-5
1. Pursuant to FR-72, you should consider revising the disclosures in
MD&A with respect to your restaurant sales, franchise and area development fees, and royalty fees. Where changes in sales and fees` results are attributed to more than one factor, please revise to quantify the impact of each factor where practicable. For example, you state that the increase in restaurant sales is partially the result of a 2.8% increase in same store sales at company owned restaurants during 2004. Please quantify the dollar and/or percentage amount of the same store sales and describe and quantify the impact of the other factors that are partially responsible for the changes in sales and fee results.

2. We note in your Restaurant Operations section, page 6, that you collect 1% of taxable sales from each franchisee and company-operated restaurant to pay for the creation of marketing materials and new products and operational improvements. In your discussion of advertising fees on page F-5, you note that advertising fees increased primarily due to increased franchised restaurant sales, "upon which a portion of the fees is based." Please describe to us all of the components upon which this fee is based, and if material, consider revising your Restaurant Operations disclosures to reflect these other factors.

Liquidity and Capital Resources - page F-9

3. Your disclosure notes that you expect to open four additional company-owned stores during 2005 and that you anticipate capital expenditures of $5.5 to $6.0 million for this development. We also note your disclosure that you had $2.5 million in unused borrowing capacity at January 1, 2005. Given that your anticipated capital expenditures are unusually high relative to previous years and that your cash flow from operations was less than $2.0 million in 2004, please consider discussing the possibility of obtaining additional financing, any factors that are reasonably likely to affect those sources of liquidity, and the likelihood of reducing your planned expansion of company-owned stores in 2005.

Off-Balance Sheet Arrangements - page F-13

4. Regarding the disclosure of your guarantee of your franchisee`s loan, please tell us supplementally what consideration you gave to the recognition and measurement provisions of FASB Interpretation No.
45 and how you reached your conclusion. Also, please provide to us supplementally information about the guarantee required under FASB Interpretation No. 45, paragraphs 13(a) - (d).

Consolidated Financial Statements

Consolidated Statements of Income - page F-15

5. From your consolidated statement of cash flows, we note that you
have recognized gains on sales of fixed assets.   Please classify
gains (losses) on sales of assets within operating income (loss) in accordance with the guidance in footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13).




Consolidated Statements of Cash Flows - page F-17

6. We note you received approximately $1 million in proceeds from the sale of property and equipment during 2004. However, we do not note any disclosure regarding these sales either in MD&A or Note 5 of the footnotes to the consolidated financial statements. Please describe the nature of these transactions and add disclosure where appropriate.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Rob Perdue at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,



Joseph A. Foti
Senior Assistant Chief Accountant


Via Facsimile: Mr. Michael G. Webb, CFO
		(901) 367-0999
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Mr. Lattimore M. Michael
Backyard Burgers, Inc.
November 15, 2005
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